UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Millennium Prime, Inc.
 (Name of Issuer)

Common Stock, $.0001 par value per share
(Title of Class of Securities)

60040U 10 9
 (CUSIP Number of Class of Securities)

JPA Capital, LLC
John Antonucci
40 Wall Street 28th Floor
New York, New York 10005
(800) 275-9257
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009
 (Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60040U 10 9	Page 2 of 6

SCHEDULE 13D

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

JPA Capital, LLC
FEIN 26-2565004
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

44,666,760*

*Includes 32,666,760 votes resulting from the Reporting Person’s ownership of 500,000 shares of the Issuer’s Series A Preferred Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		12,000,000
	10	SHARED DISPOSITIVE POWER

-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 60040U 10 9	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

John Antonucci
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(a) ☐
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

44,666,760*

*Includes 32,666,760 votes resulting from the Reporting Person’s ownership of 500,000 shares of the Issuer’s Series A Preferred Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		12,000,000
	10	SHARED DISPOSITIVE POWER

-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

12,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

42.9%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 60040U 10 9	Page 4 of 6

Item 1.  Security and Issuer.

         This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock, $.0001 par value (the "Common Stock"), of Millennium Prime, Inc., a Delaware corporation (the "Company"). The Company's principal executive office is located at 6538 Collins Avenue # 262, Miami Beach, Florida 33141.

Item 2.  Identity and Background.

           (a)           This statement is filed by JPA Capital, LLC and John Antonucci ( collectively the “Reporting Persons”) with respect to shares directly owned by JPA Capital, LLC, Mr. Antonucci is the sole officer, director and shareholder of JPA Capital, LLC.

Any disclosures herein with respect to persons other than the Reporting Persons is made on information and belief after making inquiry to the appropriate party.

           (b)           JPA Capital, LLC, is a New York limited liability corporation. Its business address is 40 Wall Street, 28th Floor, New York, NY 10005.  John Antonucci is the sole officer, director and shareholder of JPA Capital and his business address is the same as JPA Capital, LLC.

           (c)           The Reporting Persons are shareholders of the Company

           (d)           None of the Reporting Persons has, during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

           (e)           None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)           JPA Capital, LLC is a New York limited liability company. Mr. Antonucci is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

On December 31, 2009, Millennium Prime, Inc. f/k/a Genio Group, Inc., a Delaware corporation (the “Company”) executed a Restated and Amended Asset Purchase Agreement, that amended the original Asset Purchase  Agreement dated June 21, 2009 by and among the Company, Millennium Prime, Inc., a Nevada corporation (“Millennium Prime”) and the shareholders of Millennium Prime. The restated and amended Agreement provided for an increase in the number of common shares issuable to Millennium Prime or its designees from 9,000,000 to 27,000,000.  As a result of the Amendment the Company acquired certain assets from Millennium Prime in exchange for: (i) an aggregate of One Million (1,000,000) restricted shares of the Company’s Series A Preferred Stock, $1.00 par value per share (the “Series A Preferred Stock”); and (ii) an aggregate of Twenty-Seven Million (27,000,000) restricted shares of the Company’s common stock $0.0001 par value per share. As a result of the foregoing JPA Capital, LLC acquired 15,000,000 shares of the Company’s common stock and 500,000 shares of the Company’s Series A Preferred Stock.

CUSIP No. 60040U 10 9	Page 5 of 6

Item 4.  Purpose of Transaction.

           The shares of Common Stock deemed to be beneficially owned by the Reporting Persons were acquired in connection with the acquisition of the assets of Millennium Prime - Nevada, and are being held for, investment purposes. The shares of Common Stock were acquired for the purpose of acquiring control of the Company.

           The Reporting Persons may in the future directly acquire shares of Common Stock in open market or private transactions, block purchases or otherwise. The Reporting Persons may continue to hold or dispose of all or some of the securities reported herein from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, subject to compliance with applicable law.  Other than as set forth herein, the Reporting Persons has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive, of Item 4 of the Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

Item 5.  Interest in Securities of the Issuer.

           (a)           As of the close of business on January 20, 2010 the Reporting Persons was the beneficial owner, within the meaning of Rule 13d-3 under the Exchange Act, of 12,000,000 shares of Common Stock and 500,000 shares of the Company Series A Preferred Stock. As of January 20, 2010 the shares of Common Stock owned by the Reporting Persons represented 42.9% of the 28,051,284 total shares of Common Stock outstanding as reported by the Company’s transfer agent.

           (b)           The sole or shared power to vote or dispose of, or to direct the vote or disposition of the Common Stock with respect to each Reporting Person noted in paragraph (a) of this Item 5 is as set forth on the cover sheets of this Schedule 13D. The Reporting Persons have total voting rights of 44,666,760 shares as a result of his ownership of 500,000 shares Series A Preferred Stock which carry voting rights of 65.34 votes per each share owned by the Reporting Person.

           (c)           There have been no transactions involving the shares of Common Stock of the Company engaged in by the Reporting Persons during the 60 day period prior to and including November 1, 2009 up to the present.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons named in Item 2 of this statement and between such Reporting Persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

           None

CUSIP No. 60040U 10 9	Page 6 of 6

SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

JPA Capital, LLC

Dated: January 21, 2010	/s/ John Antonucci
John Antonucci, President

/s/ John Antonucci
John Antonucci